Exhibit 99.1

Freight Technologies Formalizes Agentic AI Across the Organization to Scale Software-First Transformation

Fr8Tech’s AI Transformation Framework codifies the work behind the Company’s productivity gains to accelerate the Fleet Rocket, Fr8App, and Zayren product roadmaps and its transition to a SaaS-based logistics company

HOUSTON – April 21, 2026 – Freight Technologies, Inc. (Nasdaq: FRGT, “Fr8Tech” or the “Company”), a technology-centric logistics company offering a diversified portfolio of AI software solutions designed to address key inefficiencies in the supply chain, today announced the launch of the Fr8Tech AI Transformation Framework (“FATF”), a proprietary methodology that establishes the use of agentic AI across the Company’s software development and enterprise operations.

Developed by Fr8Tech’s in-house AI Lab, the FATF is the operating playbook behind the productivity results the Company reported earlier this year, in February, when the deployment of proprietary agentic AI delivered 15x productivity gains in domestic operations and 5x in cross-border workflows. The framework formalizes those practices into a governed, repeatable system, enabling Fr8Tech to extend similar efficiency gains across engineering, operations, sales, finance, human resources, marketing, and administration on structured timelines.

The Company’s engineering teams are now operating with a coordinated pool of specialized AI agents handling code development, automated testing, architecture, and documentation under the FATF’s documented internal governance standards. This model is meaningfully accelerating the delivery of Fr8Tech’s product roadmaps, including enhancements to Fleet Rocket, the expansion of Zayren Pro’s agentic capabilities, and the continued build-out of voice-enabled AI agents across the Fr8App platform.

The FATF is aligned with four international reference standards — ISO/IEC 42001:2023, the NIST AI Risk Management Framework, the OWASP Top 10 for Large Language Model Applications, and ISO 9001:2015. It establishes an AI governance structure spanning executive oversight, a centralized AI Lab, and designated AI champions — departmental leads responsible for AI adoption and coordination with the AI Lab — across each department. This initiative also institutes documented standards for AI-assisted software development, data classification, privacy controls, and a phased roadmap toward ISO/IEC 42001 certification readiness.

“Fr8Tech has spent years building proprietary AI capabilities with a clear objective: to create an operating system where software performs tasks and manages routines, and people provide judgment and drive strategy,” said Javier Selgas, Chief Executive Officer of Freight Technologies. “The FATF is how we deliver on that vision at scale. We are monetizing our AI investments through the commercial launches of Zayren and Fleet Rocket, and through the underlying velocity and discipline the framework gives our entire organization. This is a foundational step in becoming a software-first logistics company with durable, long-term scalability.”

“Our AI Lab moved quickly from isolated experiments to a governed ecosystem where agents contribute productively across the full development lifecycle,” said Umberto León Domínguez, Director of the AI Lab at Freight Technologies. “The FATF ensures that our speed comes with the technical controls and quality standards that customers, carriers, suppliers, and regulators expect. And as with everything the AI Lab builds, it is designed to evolve — and we are just getting started with what we can do.”

The framework is an evolving structured process, subject to quarterly review by senior management and continuous improvement. As Fr8Tech advances the commercial rollout of Zayren and the expansion of Fleet Rocket to freight agencies and logistics service providers across the USMCA region, the FATF will provide the institutional architecture to capture cross-border demand with a unified, scalable technology stack and help build high-value, recurring software revenue.

About Freight Technologies Inc.

Freight Technologies (Nasdaq: FRGT) (“Fr8Tech”) is a technology company offering a diverse portfolio of proprietary platform solutions powered by AI and machine learning to optimize and automate the supply chain process. Focused on addressing the distinct challenges within the supply chain ecosystem, the Company’s portfolio of solutions includes the Fr8App platform for seamless OTR B2B cross-border shipping across the USMCA region; Fr8Now, a specialized service for less-than-truckload (LTL) shipping; Fr8Fleet, a dedicated capacity service for enterprise clients in Mexico; Waavely, a digital platform for efficient ocean freight booking and management of container shipments between North America and ports worldwide, Fleet Rocket a nimble, scalable and cost-effective Transportation Management System (TMS) for brokers, shippers, and other logistics operators; Zayren, an AI based, machine learning pricing-prediction tool and carrier-matching platform designed specifically for cross-border and domestic OTR freight shipments across Mexico and the United States; and DODA Smart, an AI-powered customs compliance platform to automatically monitor, verify and trace Digital Customs Documents (DODAs) for trade operators in Mexico. Together, each product is interconnected within a unified platform to network carriers and shippers and significantly improve matching and operation efficiency via innovative technologies such as live pricing and real-time tracking, digital freight marketplace, brokerage support, transportation management, fleet management, and committed capacity solutions. For more information, please visit fr8technologies.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Fr8Tech’s and Fr8App Inc.’s actual results may differ from their expectations, estimates and projections and, consequently, readers should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Fr8Tech’s and Fr8App Inc.’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the inability to obtain or maintain the listing of Fr8Tech’s ordinary shares on Nasdaq; (2) changes in applicable laws or regulations; (3) the possibility that Fr8Tech or Fr8App Inc. may be adversely affected by other economic, business and/or competitive factors; (4) risks relating to the uncertainty of the projected financial information with respect to Fr8App Inc.; (5) risks related to the organic and inorganic growth of Fr8App Inc.’s business and the timing of expected business milestones; and (6) other risks and uncertainties identified, including those under “Risk Factors,” to be filed in Fr8Tech other filings with the Securities Exchange Commission.

References in this press release to alignment with international standards — including ISO/IEC 42001:2023, the NIST AI Risk Management Framework, and the OWASP Top 10 for Large Language Model Applications — describe the voluntary reference frameworks used to structure the Fr8Tech AI Transformation Framework and do not constitute a claim of certification against those standards. The Company currently holds ISO 9001:2015 certification, initially obtained in December 2024 and most recently reaffirmed through the annual surveillance audit completed in December 2025. The Company has not obtained, and has not scheduled, an ISO/IEC 42001 certification audit. Forward-looking statements regarding a phased roadmap toward certification readiness reflect the Company’s internal planning and are subject to the risks and uncertainties described above.

Fr8Tech cautions that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Fr8Tech and Fr8App Inc. caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Fr8Tech and Fr8App Inc. do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Fr8Tech Contact:

Jason Finkelstein

IGNITION Investor Relations

investors@fr8technologies.com